Garden Stage Limited

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

February 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jessica Livingston Sonia Bednarowski

Re:	Garden Stage Limited
Registration Statement on Form F-3 Filed
December 5, 2024
File No. 333-283618

Ladies and Gentlemen:

We are in receipt of the comment letter dated December 16, 2024, regarding Garden Stage Limited (the “Company”, “Garden Stage Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). A Registration Statement on Form F-3 (the “F-3”) is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Registration Statement on Form F-3

Cover Page

1.	Please revise to specify that the PRC regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations or a material change in the value of your securities, including that such event could cause the value of your securities to significantly decline or become worthless. Also revise to include a specific cross-reference to the detailed discussion of risks facing the company and the offering as a result of your corporate structure.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the cover page to specify that the PRC regulatory authorities could disallow our corporate structure which would likely result in a material change in our operations or a material change in the value of our securities. We have included the cross-reference to the risks facing the company and the offering as a result of our corporate structure.

2.	Please revise to clarify that the legal and operational risks associated with having operations in mainland China also apply to the company. Include a discussion of how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns have or may impact your ability to conduct your business, accept foreign investments or list on a U.S. or other foreign exchange. In addition, please revise your risk factors to clarify that the legal and operational risk associated with having operations in mainland China apply to the company.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the cover page to clarify that the legal and operational risks associated with having operations in mainland China also apply to the company. The discussion of how recent statements and regulatory actions by the PRC government have or may impact our ability to conduct your business, accept foreign investments or list on a U.S. or other foreign exchange is also included in our revised disclosure.

3.	Please revise to clarify here how it was determined that the company is not subject to the Trial Administrative Measures. If you are relying on the opinion of counsel for this determination, revise to identify counsel and to include counsel's consent as an exhibit to the registration statement and state clearly what could happen if the company’s conclusion is incorrect.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosure to clarify that, as per the advice of our PRC Counsel, Guangdong Wesley Law Firm, the Company is not subject to the Trial Administrative Measures.

4.	Please revise to update your disclosure on the Accelerating Holding Foreign Companies Accountable Act to clarify that the HFCAA has been amended and the number of non-inspection years has been decreased to two years thereby reducing the time before your securities may be prohibited from trading or may be delisted if the PCAOB determines that it cannot inspect or investigate completely your auditor.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the cover page to clarify that the HFCAA has been amended and the number of non-inspection years has been decreased to two years.

5.	You state that under Hong Kong law, operating subsidiaries are permitted to provide funding to Garden Stage through dividend distributions and that cash proceeds raised from financings conducted outside Hong Kong may be transferred by Garden Stage to the operating subsidiaries through capital contribution or shareholder loans. Please revise to state that there is no assurance that the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets. Provide corresponding disclosures in the prospectus summary section titled "Transfers of Cash to and from Our Subsidiaries" on page 10.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosure to state that there is no assurance that the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets. We have also provided the corresponding disclosures in on page 10.

Prospectus Summary

Regulatory Development in the PRC, page 9

6.	Refer to your statements in the last two paragraphs on page 9 indicating that your disclosures here are pursuant to the advise of PRC counsel. Please revise to name counsel and to include counsel's consent as an exhibit to the registration statement.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure to name the PRC counsel and included counsel’s consent as exhibit.

Risk Factors, page 13

7.

Refer to your disclosure in the section titled Enforceability of Civil Liabilities on page 37. Please revise to include a separately captioned risk factor to detail these risks for investors on the enforceability of civil liabilities. Please also address the risks related to an investor's ability to bring an original action in a Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws. If your disclosure on enforceability of civil liabilities is based on an opinion of counsel, name such counsel in the registration statement and include counsel's consent. Please make corresponding additions in your Enforceability of Civil Liabilities section.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have included a separately captioned risk factor to address the risks related to the enforceability of civil liabilities and an investor’s ability to bring an original action in a Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws on page 18 and 19. We have made corresponding disclosure in our Enforceability of Civil Liabilities section.

8.	Refer to the first risk factor on page 1 of your annual report on Form 20-F for the fiscal year ended March 31, 2024 on the risks related to doing business in Hong Kong, including that the PRC government may exercise significant direct oversight and discretion over the conduct of your business and may intervene or influence your operations, that your operating subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China and that changes in the policies, regulations, rules, and the enforcement of laws of the PRC may occur quickly with little advance notice and your assertions and beliefs of the risk imposed by the PRC legal and regulatory system are uncertain. Please revise your registration statement to include this risk factor omitting the statement that the "laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation." Please also cross reference this risk factor on your cover page where you discuss the legal and operational risks of having operations in mainland China and to your operations in Hong Kong,

RESPONSE: We note the Staff’s comment, and, in response hereto, we have remove the statement the "laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation" throughout the prospectus. We have cross referenced the risk factor on page 1 of our Form 20-F in the cover page.

Part II

Exhibits, page II-1

9.	We note that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate a trustee on a delayed basis. Please revise your registration statement to include the Trust Indenture Act undertaking required by Item 512(j) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our registration statement to include the Trust Indenture Act undertaking required by Item 512(j) of Regulation S-K on page II-2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Sze Ho, Chan
Name:	Sze Ho, Chan
Title:	Chief Executive Officer

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